Item 5. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that appointed the Chairman of the Board, the Vice-Chairman of the Board, and Audit Committee Members, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

Relevant part of the Minutes of the Board of Directors of Central Puerto S.A. on May 14, 2018

Minutes no. 330: In the City of Buenos Aires, on May 14, 2018, at 10 a.m., the Board of Directors of CENTRAL PUERTO S.A. (hereinafter, the “Company” or “CPSA”, indistinctly) is convened. The following directors are present: Osvaldo RECA, Oscar GOSIO, Miguel DODERO, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Jorge Eduardo VILLEGAS, Cristián LOPEZ SAUBIDET and Liliana MURISI, who attended via conference video call. The following members of the Statutory Audit Committee also attended the meeting: Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON. There being enough quorum to hold the meeting, the meeting commenced and the first item on the agenda was submitted for consideration: 1) APPOINTMENT OF AUTHORITIES (CHAIRMAN AND VICE-CHAIRMAN). Oscar GOSIO takes the floor and states that pursuant to the appointment of the Board of Directors’ members at the Annual General Shareholders Meeting held on April 27, 2018, it is the Board of Directors’ responsibility to elect the members that will act as Chairman and Vice-Chairman of the Company during the current period. In that regard, he proposed to appoint Mr. Osvaldo Reca Chairman and Mr. Jorge An’bal RAUBER Vice-Chairman. The directors present approved the proposal by unanimous decision, with the only exception of the appointed directors, who refrained from voting. Eduardo Erosa, Cesar Halladjian and Juan Nicholson put on record Mrs. MURISI’s positive vote, which was casted through conference video call. Afterwards, the second item on the agenda was submitted for consideration: 2) APPPOINTMENT OF THE AUDIT COMMITTEE MEMBERS. Mr. Chairman took the floor and proposed to appoint Miguel DODERO, Oscar GOSIO and Tomás WHITE members of the Company’s Audit Committee; and Juan SALAS and Diego PETRACCHI deputy members. Moreover, he made it clear that the candidates are independent pursuant to the Argentine securities regulator (Comisión Nacional de Valores) regulations. The proposal is approved by unanimous decision, with the only exception of the appointed members, who refrained from voting. Eduardo Erosa, Cesar Halladjian and Juan Nicholson put on record Mrs. MURISI’s positive vote, which was casted through conference video call (…). There being no further business to discuss, the meeting was adjourned at 11 a.m.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.